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                                                     August 26, 1998



Holders of Petroleum Heat and Power Co., Inc.
10 1/8% Subordinated Notes due 2003
 9 3/4% Subordinated Debentures due 2006
12 1/4% Subordinated Debentures due 2005

Ladies and Gentlemen:

On August 14, 1998, Petroleum Heat and Power Co., Inc. ("Petro" or the "Company") announced a restructuring plan for its publicly traded debt. As you know, Petro has reported disappointing financial results in 1997 and 1998 for several reasons. The primary factor has been the past two years of back-to-back warm winters with this past year being the warmest of the century. In addition, as you are aware, the Company has experienced customer attrition which has eroded its account base and negatively impacted its earnings. In an effort to deal with these problems, Petro has undertaken a corporate restructuring program to regionalize its operations and reduce expenses. While this program has been successful in reducing attrition and improving operating performance, it has not been sufficient to offset the effect of the last two winters' weather.

Although Petro's recently reported financial results reflect these improvements, the Company is still very highly leveraged with a 7.3x net Debt/EBITDA ratio and a 1.2x EBITDA/Interest ratio for the twelve months ended June 30, 1998. At June 30, 1998, the Company had outstanding an aggregate of $287 million in long term debt (including current portion), $38 million of redeemable preferred stock and a stockholders' deficiency of $175 million While this leverage is of concern, of even greater significance is that the Company's ability to improve this condition is severely limited by the unavailability of capital. Petro's negative annual cash flow after maintenance capital expenditures and the payment of its fixed obligations has caused it to halt investing in its regionalization and acquisitions programs. In addition, Petro faces significant debt amortization payments beginning in 2000.

In order to address this situation, Petro has reached an agreement in principle to combine with Star Gas Partners L.P. ("Star Gas"), its 40% owned master limited partnership ("MLP") in

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which it is the general partner. As part of that transaction (the
"Transaction"), Petro will become a wholly owned subsidiary of Star Gas and will be recapitalized as follows. As proposed, Star Gas will issue 6.5 million new MLP units and $120 million of new debt using the net proceeds primarily to repay Petro's public debt and preferred stock. This will enable the Company to redeem its 10 1/8% Subordinated Notes due 2003, 9 3/8% Subordinated Debentures due 2006 and 12 1/4% Subordinated Debentures due 2005 (collectively, the "Old Debt Securities") at 100%, 100% and 103.5% of principal amount, respectively, plus accrued interest. Petro is seeking from its public debtholders a limited redemption right to purchase these debt obligations at these prices, through April 1, 1999, subject to the closing of the Transaction. Given Petro's financial condition, the value at which these securities were trading prior to the announcement that the Company was seeking to recapitalize, and the Company's prospects without this restructuring, I believe this redemption should be attractive to all our public debtholders.

This limited redemption right will be implemented through exchange offers (the "Exchange Offers") in which holders will receive a new debt instrument (the "New Debt Securities" identical to the old except for (i) the right to redeem their obligations at the prices indicated above through April 1, 1999 subject to completion of the Transaction, and (ii) the New Debt Securities will be senior in right of payment to the Old Debt Securities. Petro has authorized the issuance of approximately 797,000 shares of Junior Convertible Preferred Stock representing 3% of the Company's outstanding equity, to be issued to the public debt and preferred holders that agree to this early redemption right. Under this plan, Petro will pay to each exchanging debtholder a fee of 3.3732 shares of Petro Junior Convertible Preferred Stock per $1,000 of principal amount exchanged. The Junior Convertible Preferred Stock will be exchanged for Star Gas common units at the closing of the Transaction at the rate of .13064 of a common unit per share of Junior Preferred Stock or is convertible into shares of Class A Common Stock of Petro shares at anytime at the option of the holder on a share-for-share basis. This fee will be payable to holders who participate in the Exchange Offers, regardless of whether the Transaction is consummated.

Petro's management has met with 13 of its largest institutional investors which own in the aggregate over 60% of its public debt and preferred stock to review the Transaction and negotiate the terms of the limited redemption right. All 13 of these investors support the Transaction and have agreed to exchange their securities (including the holders of 100% of Petro's 12 7/8% public preferred stock who have agreed to be redeemed at 92% of face value plus accrued dividends in connection with the Transaction). However, the Transaction is conditioned upon the holders of 90% in aggregate principal amount of the Old Debt Securities participating in the Exchange Offers. Therefore, Petro is asking all of the holders of Old Debt Securities to exchange in order to proceed with the Transaction.

I believe the Transaction is in the best interest of all public debtholders. Under its current capital structure Petro does not have the funds to improve its highly leveraged credit condition. In the event that less than 90% of the public securities are exchanged, Petro will be unable to proceed with the Transaction with the likelihood that the public securities will trade lower. In

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the long run, if the Transaction is not completed Petro faces significant amortization payments that may be difficult to refinance. Petro currently intends to take advantage of the capital market for MLP's in order to raise capital to repay its public debt at a premium to their recent trading values. In addition, Petro will issue to exchanging debtholders Junior Convertible Preferred Stock that will be exchanged into Star Gas common units at the closing of the Transaction.

It is important to note that the consummation of the Exchange Offers will have certain adverse consequences to holders of Old Debt Securities who do not participate in the Exchange Offers, including the following: (i) the New Debt Securities will be senior in right of payment to the Old Debt Securities, (ii) the indentures under which the Old Debt Securities have been issued will be amended to eliminate substantially all of the covenant protection provided by such indentures, and (iii) the trading market for the remaining Old Debt Securities will become more limited, which may adversely affect the liquidity and market price for the remaining Old Debt Securities.

In connection with the Exchange Offers, I am enclosing:

                  (1)      Offering Circular;

                  (2)      Letter of Transmittal, Consent and Proxy;

                  (3) The Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

                  (4) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

Please respond by instructing your nominee to execute the Letter of Transmittal, Consent and Proxy delivered to the record holder and return it by air courier, messenger or fax to: The Chase Manhattan Bank, c/o Chase Bank of Texas, N.A., 1201 Main Street, 18th Floor, Dallas, Texas 75202, Attn: Frank Ivins - Personal and Confidential, and the fax number is (214) 946-5932.

Holders of the Old Debt Securities are requested to respond as soon as possible, but no later than the expiration date, September 24, 1998. Shares of Junior Convertible Preferred Stock will only be issued to holders who participate in the Exchange Offers.

                  Morrow & Co., Inc. (the "Information Agent"), is the Information Agent in connection with the Exchange Offers. Any questions or requests for assistance may be directed to the Information Agent at 445 Park Avenue, New York, New York 10022, telephone: (212) 754-8000 or (800) 662-5200.
For further information regarding the procedures to be followed by Holders in connection with the Exchange Offers, Holders may contact the Company at 2187 Atlantic Street, Stamford, CT, 06902, Attention: George Leibowitz, Treasurer (Telephone (203) 325-5470).



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I urge you to support the Transaction and exchange your securities.


                                   Sincerely,


                               By: /s/ Irik P. Sevin
                                   -------------------
                                   Irik P. Sevin
                                   Chairman of the Board
                                   Chief Executive Officer and President



Encls.


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